THENABLERS, INC.

August 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Erin E. Martin

Re: Thenablers, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 5, 2018

File No. 333-225239

Ladies and Gentlemen:

We, Thenablers, Inc. (the “Company”) are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the issuance by the Company of 656,700 shares of our common stock, par value $0.0001.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated July 23, 2018 regarding your review of the Amendment No. 1 to Registration Statement, which was filed with the Commission on July 5, 2018.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.	We note your response to comment 3 that no selling stockholder is a broker-dealer. Please also confirm that no selling stockholder is an affiliate of a broker-dealer. Alternatively, please revise your disclosure to state that the corresponding seller is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

No selling shareholder is a broker-dealer or an affiliate with a broker-dealer.

Description of Business, page 17

2.	We note your disclosure on page 33 discussing the commission agreement between the registrant and Thenablers Ltd. Please expand your business disclosure to discuss the material terms of the commission agreement, and how this agreement fits into your business plan.

Generally, the agreement with Thenablers Ltd. is exactly the same as any other network participant. The commission agreement is fully in line with the business plan we have described whereby a network participant, in this case Thenablers Ltd., provide access to existing contracts and relationships in their jurisdiction. The commission agreement is a result of the network participation. As the first active network relationship, the commission agreement provides the Company with its initial revenue stream. We have added specific language as it relates to the material terms of the agreement.

Selected Financial Data and Management’s Discussion and Analysis, page 23

Plan of Operation, page 25

3.	We note your response to comment 8. Please expand your disclosure to discuss in greater detail the reasonable basis for your forecasts and the limitations of presenting forecasted information for fiscal years 2018 and 2019. Reference is made to Item 10(b) of Regulation S-K. Your revised disclosure should include but not be limited to:

•	A discussion of the specific steps necessary to begin generating revenues.

•	The known and expected values of the contracts acquired through your network.

•	A discussion, in sufficient detail, of your reasonable basis for relying on assumptions based on the prior performance of the network representative, the prior performance of goods and services, or estimates based on management’s prior experience.

We believe we have generally expanded our disclosure to more thoroughly describe the assumptions of our projected revenues through 2019.

Directors and Executive Officers, page 27

4.	We note your response to comment 9 detailing the backgrounds of the directors and your position that the biographical information provided satisfies the requirements of Item 401(e) of Regulation S-K. However, your disclosure does not specifically identify which pieces of each director’s biography led to the conclusion that the person should serve as a director. Please revise your disclosure to specifically identify the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

We have generally updated the biographical information to specific the skills and attributes that lead to the conclusion that the person should serve as a director.

Signatures, page 39

5.	Please revise your signatures page to clarify which officer or officers are signing in the capacity as your principal executive officer, principal financial officer, and principal accounting officer or controller. Please also update the first paragraph of the signatures page so that the date corresponds to the date of the amendment to the registration statement. Please refer to Instructions to Signatures on Form S-1.

We have updated the signature pages accordingly.

Exhibits

6.	We note your revised disclosure on page 33 in response to comment 10 that Thenablers Ltd. and the registrant entered into a formal cooperation according to a commission agreement. Please file the commission agreement as an exhibit per Item 601(b)(10) of Regulation S-K.

We have included the commission agreement as well as other material agreements that are currently in place in the exhibits.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me directly or counsel, William R. Eilers, Esq., at (786) 273-9152.

Very truly yours,

/s/ Panos Lazaretos

Panos Lazaretos, CEO

cc: William R. Eilers, Esq.